United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April, 2017

Vale S.A.

Avenida das Américas, No. 700
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Interim Financial Statements

March 31, 2017

IFRS in US$

Vale S.A. Interim Financial Statements

KPMG Auditores Independentes Av. Almirante Barroso, 52 - 4º 20031-000 - Rio de Janeiro, RJ - Brasil Caixa Postal 2888 20001-970 - Rio de Janeiro, RJ - Brasil	Central Tel Fax Internet	55 (21) 3515-9400 55 (21) 3515-9000 www.kpmg.com.br

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of

Vale S.A.

Rio de Janeiro - RJ

We have reviewed the accompanying condensed consolidated balance sheet of Vale S.A. (“the Company”) and subsidiaries as of March 31, 2017,  and the related condensed consolidated statements of income, comprehensive income, cash flows and changes in equity for the three-month period ended on March 31, 2017 and 2016. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

Based on our review, we are not aware of any material modification that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Vale S.A. and subsidiaries as of December 31, 2016 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended (not presented herein); and in our report dated February 22, 2017, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2016, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

\S\KPMG Auditores Independentes

Rio de Janeiro, Brazil

April 26, 2017

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Consolidated Income Statement

In millions of United States dollars, except earnings per share data

	Three months period ended March 31,
	Notes	2017	2016
			(i)
Continuing operations
Net operating revenue	3(c)	8,515	5,335
Cost of goods sold and services rendered	4(a)	(4,734)	(3,889)
Gross profit		3,781	1,446

Operating expenses
Selling and administrative expenses	4(b)	(124)	(107)
Research and evaluation expenses		(65)	(55)
Pre operating and operational stoppage		(115)	(97)
Other operating expenses, net	4(c)	(77)	(36)
		(381)	(295)
Results on measurement or sale of non-current assets	12	512	—
Operating income		3,912	1,151

Financial income	5	940	3,250
Financial expenses	5	(1,553)	(1,839)
Equity results in associates and joint ventures	13	73	155
Impairment and others results in associates and joint ventures	17	(61)	—
Income before income taxes		3,311	2,717

Income taxes	6
Current tax		(501)	(341)
Deferred tax		(222)	(607)
		(723)	(948)

Net income from continuing operations		2,588	1,769
Net income (loss) attributable to noncontrolling interests		15	(1)
Net income from continuing operations attributable to Vale’s stockholders		2,573	1,770

Discontinued operations	11
Net income (loss) from discontinued operations		(82)	11
Net income attributable to noncontrolling interests		1	5
Net income (loss) from discontinued operations attributable to Vale’s stockholders		(83)	6

Net income		2,506	1,780
Net income attributable to noncontrolling interests		16	4
Net income attributable to Vale’s stockholders		2,490	1,776

Earnings per share attributable to Vale’s stockholders:
Basic and diluted earnings per share:	7
Preferred share (US$)		0.48	0.34
Common share (US$)		0.48	0.34

(i) Period restated according to Note 11.

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Comprehensive Income

In millions of United States dollars

	Three months period ended March 31,
	2017	2016
Net income	2,506	1,780
Other comprehensive income:
Items that will not be reclassified subsequently to the income statement
Cumulative translation adjustments	1,114	3,246
Retirement benefit obligations	(30)	(85)
Tax recognized within other comprehensive income	7	27
Total items that will not be reclassified subsequently to the income statement	1,091	3,188

Items that may be reclassified subsequently to the income statement
Cumulative translation adjustments	(617)	(1,601)
Cash flow hedge	—	6
Net investments hedge	264	—
Transfer of realized results to net income, net of taxes	—	(3)
Tax recognized within other comprehensive income	(107)	(149)
Total of items that may be reclassified subsequently to the income statement	(460)	(1,747)
Total comprehensive income	3,137	3,221
Comprehensive income attributable to noncontrolling interests	37	68
Comprehensive income attributable to Vale’s stockholders	3,100	3,153

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Cash Flows

In millions of United States dollars

	Three months period ended March 31,
	2017	2016
		(i)
Cash flow from operating activities:
Income before income taxes from continuing operations	3,311	2,717
Continuing operations adjustments for:
Equity results in associates and joint ventures	(73)	(155)
Results on measurement or sale of non-current assets	(512)	9
Impairment and others results in associates and joint ventures	61	—
Depreciation, amortization and depletion	908	783
Financial results, net	613	(1,411)
Changes in assets and liabilities:
Accounts receivable	298	(992)
Inventories	(221)	(43)
Suppliers and contractors	82	(316)
Payroll and related charges	(242)	4
Other assets and liabilities, net	(169)	86
Cash provided from operations	4,056	682
Interest on loans and borrowings paid	(515)	(459)
Derivatives paid, net (note 20)	(107)	(510)
Income taxes	(368)	(140)
Income taxes - Settlement program	(121)	(88)
Net cash provided by (used in) operating activities from continuing operations	2,945	(515)
Net cash provided by operating activities from discontinued operations	92	7
Net cash provided by (used in) operating activities	3,037	(508)

Cash flow from investing activities:
Financial investments redeemed (invested)	(53)	89
Loans and advances - Net receipts (payments)	(144)	(3)
Additions to investments	(9)	(90)
Additions to property, plant and equipment and intangible (note 3(b))	(1,107)	(1,327)
Proceeds from disposal of assets and investments (note 12)	515	12
Others investments activities	(2)	(24)
Net cash used in investing activities from continuing operations	(800)	(1,343)
Net cash used in investing activities from discontinued operations	(63)	(47)
Net cash used in investing activities	(863)	(1,390)

Cash flow from financing activities:
Loans and borrowings (ii)
Additions	1,150	3,200
Repayments	(1,118)	(1,154)
Transactions with stockholders:
Dividends and interest on capital paid to noncontrolling interest	(3)	(4)
Transactions with noncontrolling stockholders (note 12)	255	(17)
Net cash provided by financing activities from continuing operations	284	2,025
Net cash used in financing activities from discontinued operations	(34)	(4)
Net cash provided by financing activities	250	2,021

Increase in cash and cash equivalents	2,424	123
Cash and cash equivalents in the beginning of the period	4,262	3,591
Effect of exchange rate changes on cash and cash equivalents	44	68
Cash and cash equivalents from disposals subsidiaries	(14)	—
Cash and cash equivalents at end of the period	6,716	3,782

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	103	177

(i) Period restated according to Note 11.

(ii) Includes transactions with related parties: Bradesco, Banco do Brasil and Banco Nacional do Desenvolvimento Econômico e Social - BNDES.

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Financial Position

In millions of United States dollars

	Notes	March 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	16	6,716	4,262
Accounts receivable	8	3,237	3,663
Other financial assets	10	2,196	363
Inventories	9	3,641	3,349
Prepaid income taxes		73	159
Recoverable taxes		1,553	1,625
Others		486	557
		17,902	13,978

Non-current assets held for sale	11	4,519	8,589
		22,421	22,567
Non-current assets
Judicial deposits	22(c)	990	962
Other financial assets	10	3,379	628
Prepaid income taxes		538	527
Recoverable taxes		767	727
Deferred income taxes	6(a)	7,127	7,343
Others		324	274
		13,125	10,461

Investments in associates and joint ventures	13	3,883	3,696
Intangibles	14	7,306	6,871
Property, plant and equipment	15	56,273	55,419
		80,587	76,447
Total assets		103,008	99,014

Liabilities
Current liabilities
Suppliers and contractors		3,647	3,630
Loans and borrowings	16	2,407	1,660
Other financial liabilities	10	1,358	1,086
Taxes payable		687	657
Provision for income taxes		120	171
Liabilities related to associates and joint ventures	17	284	292
Provisions	21	651	952
Dividends and interest on capital		821	798
Others		811	896
		10,786	10,142
Liabilities associated with non-current assets held for sale	11	1,039	1,090
		11,825	11,232
Non-current liabilities
Loans and borrowings	16	27,163	27,662
Other financial liabilities	10	3,194	2,127
Taxes payable		5,098	4,961
Deferred income taxes	6(a)	1,677	1,700
Provisions	21	5,938	5,748
Liabilities related to associates and joint ventures	17	787	785
Deferred revenue - Gold stream		2,032	2,090
Others		1,723	1,685
		47,612	46,758
Total liabilities		59,437	57,990

Stockholders’ equity	24
Equity attributable to Vale’s stockholders		42,037	39,042
Equity attributable to noncontrolling interests		1,534	1,982
Total stockholders’ equity		43,571	41,024
Total liabilities and stockholders’ equity		103,008	99,014

The accompanying notes are an integral part of these interim financial statements.

Statement of Changes in Equity

In millions of United States dollars

	Share capital	Results on conversion of shares	Results from operation with noncontrolling interest	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholder’s equity
Balance at December 31, 2016	61,614	(152)	(699)	4,203	(1,477)	(1,147)	(23,300)	—	39,042	1,982	41,024
Net income	—	—	—	—	—	—	—	2,490	2,490	16	2,506
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	(23)	—	—	(23)	—	(23)
Net investments hedge	—	—	—	—	—	—	174	—	174	—	174
Translation adjustments	—	—	—	120	—	(18)	356	1	459	21	480
Transactions with stockholders:
Dividends of noncontrolling interest	—	—	—	—	—	—	—	—	—	(2)	(2)
Acquisitions and disposal of participation of noncontrolling interest (note 12)	—	—	(105)	—	—	—	—	—	(105)	(508)	(613)
Capitalization of noncontrolling interest advances	—	—	—	—	—	—	—	—	—	25	25
Balance at March 31, 2017	61,614	(152)	(804)	4,323	(1,477)	(1,188)	(22,770)	2,491	42,037	1,534	43,571

	Share capital	Results on conversion of shares	Results from operation with noncontrolling interest	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholder’s equity
Balance at December 31, 2015	61,614	(152)	(702)	985	(1,477)	(992)	(25,687)	—	33,589	2,115	35,704
Net income	—	—	—	—	—	—	—	1,776	1,776	4	1,780
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	(58)	—	—	(58)	—	(58)
Cash flow hedge	—	—	—	—	—	2	—	—	2	—	2
Translation adjustments	—	—	—	96	—	(43)	1,383	(3)	1,433	64	1,497
Transactions with stockholders:
Dividends of noncontrolling interest	—	—	—	—	—	—	—	—	—	(159)	(159)
Capitalization of noncontrolling interest advances	—	—	—	—	—	—	—	—	—	6	6
Balance at March 31, 2016	61,614	(152)	(702)	1,081	(1,477)	(1,091)	(24,304)	1,773	36,742	2,030	38,772

The accompanying notes are an integral part of these interim financial statements.

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

1.             Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered at 700, Avenida das Américas, Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo - BM&F BOVESPA (Vale3 and Vale5), New York - NYSE (VALE and VALE.P), Paris - NYSE Euronext (Vale3 and Vale5) and Madrid — LATIBEX (XVALO and XVALP).

Vale and its direct and indirect subsidiaries (“Vale” or “Company”) are global producers of iron ore and iron ore pellets, key raw materials for steelmaking, and producers of nickel, which is used to produce stainless steel and metal alloys employed in the production of several products. The Company also produces copper, metallurgical and thermal coal, manganese ore, ferroalloys, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 3.

2.             Basis for preparation of the interim financial statements

a)   Statement of compliance

The condensed consolidated interim financial statements of the Company (“interim financial statements”) present the accounts of the Company and have been prepared in accordance with IAS 34 Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

b)   Basis of presentation

The interim financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of financial instruments measured at fair value through income statement or available-for-sale financial instruments measured at fair value through the statement of comprehensive income; and (ii) impairment of assets.

The accounting practices, accounting estimates and judgments, risk management and measurement methods are the same as those adopted when preparing the financial statements for the year ended December 31, 2016. The accounting policy for recognizing and measuring income taxes in the interim period is described in note 6. These interim financial statements were prepared to update users about relevant information presented in the period and should be read in conjunction with the financial statements for the year ended December 31, 2016.

The comparative information for the period ended March 31, 2016 was restated for the purposes of applying IFRS 5 “Non-current assets held for sale and discontinued operations” after approval by the Board of Directors of the sale of the fertilizers assets, as presented in Note 11.

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“BRL” or “R$”). For presentation purposes, these interim financial statements are presented in United States dollar (“USD” or “US$”) as the Company believes that this is how international investors analyze the interim financial statements.

The exchange rates used by the Company for major currencies to translate its operations are as follows:

	Closing rate		Average rate for the three months period ended
	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2016
US Dollar (“US$”)	3.1684	3.2591	3.1451	3.9022
Canadian dollar (“CAD”)	2.3785	2.4258	2.3760	2.8421
Australian dollar (“AUD”)	2.4200	2.3560	2.3824	2.8165
Euro (“EUR” or “€”)	3.3896	3.4384	3.3510	4.3008

Subsequent events were evaluated through April 26, 2017, which is the date the interim financial statements were approved by the Board of Directors.

c)   Accounting standards issued but not yet effective

The standards and interpretations issued by IASB relevant to the Company but not yet effective are the same as those adopted when preparing the financial statements for the year ended December 31, 2016.

3.         Information by business segment and by geographic area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments.

a)   Adjusted EBITDA

Adjusted EBITDA is used by management to support the decision making process for segments. The definition of adjusted EBITDA for the Company is the operating income or loss excluding (i) the depreciation, depletion and amortization, (ii) results on measurement or sales of non-current assets, (iii) impairment, (iv) onerous contracts and plus (v) dividends received from associates and joint ventures.

	Three months period ended March 31, 2017
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Adjusted EBITDA
Ferrous minerals
Iron ore	4,826	(1,677)	2	(16)	(41)	3,094
Iron ore Pellets	1,459	(652)	(12)	(3)	(1)	791
Ferroalloys and manganese	86	(44)	(2)		(3)	37
Other ferrous products and services	126	(76)	(4)	(1)	—	45
	6,497	(2,449)	(16)	(20)	(45)	3,967

Coal	324	(248)	(12)	(3)	—	61

Base metals
Nickel and other products	1,132	(862)	(43)	(9)	(38)	180
Copper	465	(230)	(3)	(2)	—	230
	1,597	(1,092)	(46)	(11)	(38)	410

Others	97	(99)	(96)	(31)	(1)	(130)
Total of continuing operations	8,515	(3,888)	(170)	(65)	(84)	4,308

Discontinued operations (Fertilizers)	370	(339)	(15)	(2)	(11)	3
Total	8,885	(4,227)	(185)	(67)	(95)	4,311

	Three months period ended March 31, 2016
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	2,917	(1,309)	(156)	(11)	(32)	—	1,409
Iron ore Pellets	753	(437)	(16)	—	(4)	—	296
Ferroalloys and manganese	47	(46)	2	—	(2)	—	1
Other ferrous products and services	87	(59)	5	—	(1)	—	32
	3,804	(1,851)	(165)	(11)	(39)	—	1,738

Coal	154	(293)	49	(2)	(1)	—	(93)

Base metals
Nickel and other products	1,000	(764)	(24)	(14)	(32)	—	166
Copper	353	(192)	3	(1)	—	—	163
	1,353	(956)	(21)	(15)	(32)	—	329

Others	24	(45)	8	(27)	—	1	(39)
Total of continuing operations	5,335	(3,145)	(129)	(55)	(72)	1	1,935

Discontinued operations (Fertilizers)	384	(294)	(11)	(5)	(4)	—	70
Total	5,719	(3,439)	(140)	(60)	(76)	1	2,005

Adjusted EBITDA is reconciled to net income (loss) as follows:

	Three months period ended March 31,
	2017	2016
Adjusted EBITDA from continuing operations	4,308	1,935
Depreciation, depletion and amortization	(908)	(783)
Dividends received from associates and joint ventures	—	(1)
Results on measurement or sale of non-current assets	512	—
Operating income	3,912	1,151
Financial results, net	(613)	1,411
Equity results in associates and joint ventures	73	155
Impairment and others results in associates and joint ventures	(61)	—
Income taxes	(723)	(948)
Net income from continuing operations	2,588	1,769
Net income (loss) attributable to noncontrolling interests	15	(1)
Net income attributable to Vale’s stockholders	2,573	1,770

	Three months period ended March 31,
	2017	2016
Adjusted EBITDA from discontinued operations	3	70
Depreciation, depletion and amortization	—	(67)
Impairment of non-current assets and onerous contracts	(111)
Operating income (loss)	(108)	3

Financial results, net	(4)	14
Equity results in associates and joint ventures	—	1
Income taxes	30	(7)
Net income (loss) from discontinued operations	(82)	11
Net income attributable to noncontrolling interests	1	5
Net income (loss) attributable to Vale’s stockholders	(83)	6

b)   Assets by segment

	March 31, 2017			Three months period ended March 31, 2017
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible (i)	Additions to property, plant and equipment and intangible (ii)	Depreciation, depletion and amortization (iii)

Ferrous minerals	1,455	1,906	36,094	830	417
Coal	104	317	1,853	56	105
Base metals	1,076	13	23,410	211	381
Others	11	1,647	2,222	10	5
Total	2,646	3,883	63,579	1,107	908

	December 31, 2016			Three months period ended March 31, 2016
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible (i)	Additions to property, plant and equipment and intangible (ii)	Depreciation, depletion and amortization (iii)

Ferrous minerals	1,134	1,808	34,834	917	347
Coal	126	285	1,907	133	23
Base metals	1,110	12	23,372	269	407
Others	3	1,591	2,177	8	6
Total	2,373	3,696	62,290	1,327	783

(i) Goodwill is allocated mainly in iron ore and nickel segments in the amount of US$1,282 and US$1,850 in March 31, 2017 and US$1,246 and US$1,835 in December 31, 2016, respectively.

(ii) Includes only cash effect.

(iii) Refers to amounts recognized in the income statement.

c)   Revenues by geographic area

	Three months period ended March 31, 2017
	Ferrous minerals	Coal	Base metals	Others	Total

Americas, except United States and Brazil	142	—	304	—	446
United States of America	53	—	186	45	284
Europe	890	89	505	16	1,500
Middle East/Africa/Oceania	427	51	3	—	481
Japan	390	33	88	—	511
China	3,658	—	160	—	3,818
Asia, except Japan and China	255	101	311	—	667
Brazil	682	50	40	36	808
Net operating revenue	6,497	324	1,597	97	8,515

	Three months period ended March 31, 2016
	Ferrous minerals	Coal	Base metals	Others	Total

Americas, except United States and Brazil	91	3	278	—	372
United States of America	34	—	171	4	209
Europe	485	7	423	—	915
Middle East/Africa/Oceania	164	19	9	—	192
Japan	254	34	52	—	340
China	2,272	25	157	—	2,454
Asia, except Japan and China	156	66	245	—	467
Brazil	348	—	18	20	386
Net operating revenue	3,804	154	1,353	24	5,335

4.             Costs and expenses by nature

a)   Cost of goods sold and services rendered

	Three months period ended March 31,
	2017	2016

Personnel	547	457
Materials and services	782	620
Fuel oil and gas	309	289
Maintenance	723	606
Energy	215	143
Acquisition of products	164	83
Depreciation and depletion	846	744
Freight	659	500
Others	489	447
Total	4,734	3,889

Cost of goods sold	4,595	3,782
Cost of services rendered	139	107
Total	4,734	3,889

b)   Selling and administrative expenses

	Three months period ended March 31,
	2017	2016
Personnel	54	47
Services	12	11
Depreciation and amortization	29	22
Taxes and rents	7	7
Others	22	20
Total	124	107

c)   Others operational expenses (incomes), net

	Three months period ended March 31,
	2017	2016
Provision for litigation	12	29
Provision for loss with VAT credits (ICMS)	—	6
Profit sharing program	39	1
Disposals (reversals) of materials and inventories	3	(86)
Others	23	86
Total	77	36

5.             Financial result

	Three months period ended March 31,
	2017	2016
Financial expenses
Loans and borrowings gross interest	(503)	(411)
Capitalized loans and borrowing costs	103	177
Labor, tax and civil lawsuits	(18)	(21)
Derivative financial instruments	(106)	(58)
Indexation and exchange rate variation (a)	(332)	(1,167)
Participative stockholders’ debentures	(412)	(116)
Expenses of REFIS	(126)	(114)
Others	(159)	(129)
	(1,553)	(1,839)
Financial income
Short-term investments	36	39
Derivative financial instruments	315	498
Indexation and exchange rate variation (b)	561	2,695
Others	28	18
	940	3,250
Financial results, net	(613)	1,411

Summary of indexation and exchange rate variation
Loans and borrowings	499	2,638
Others	(270)	(1,110)
Net (a) + (b)	229	1,528

As from January 1, 2017, the Company started to apply net investment hedge accounting in foreign operation, for more information see note 16.

6.             Income taxes

a) Deferred income tax assets and liabilities

Changes in deferred tax are as follows:

	Assets	Liabilities	Total
Balance at December 31, 2016	7,343	1,700	5,643
Effect in income statement	(251)	(29)	(222)
Translation adjustment	139	10	129
Other comprehensive income	(104)	(4)	(100)
Balance at March 31, 2017	7,127	1,677	5,450

	Assets	Liabilities	Total
Balance at December 31, 2015	7,904	1,670	6,234
Effect in income statement	(651)	(44)	(607)
Transfers between asset and liabilities	84	84	—
Translation adjustment	478	125	353
Other comprehensive income	(140)	(18)	(122)
Balance at March 31, 2016	7,675	1,817	5,858

b)   Income tax reconciliation — Income statement

The total amount presented as income taxes in the income statement is reconciled to the rate established by law, as follows:

	Three months period ended March 31,
	2017	2016
Income before income taxes	3,311	2,717
Income taxes at statutory rates - 34%	(1,126)	(924)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	126	—
Tax incentives	178	3
Equity results	25	57
Additions of tax loss carryforward	14	57
Unrecognized tax losses of the period	(176)	(185)
Gain on sale of subsidiaries (note 12)	175	—
Others	61	44
Income taxes	(723)	(948)

Income tax expense is recognized at an amount determined by the estimated tax rate, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the interim financial statement may differ from management’s estimate of the effective tax rate for the annual financial statement.

c)         Income taxes - Settlement program (“REFIS”)

In 2013, the Company elected to participate in the REFIS, a federal tax settlement program, to settle most of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and associates from 2003 to 2012.

At March 31, 2017, the balance of US$5,580 (US$482 as current and US$5,098 as non-current) is due in 139 remaining monthly installments, bearing interest at the SELIC rate.

7.                  Basic and diluted earnings per share

The values of basic and diluted earnings per share are as follows:

	Three months period ended March 31,
	2017	2016
Basic and diluted earnings per share from continuing operations:
Income available to preferred stockholders	982	676
Income available to common stockholders	1,591	1,094
Total	2,573	1,770

Basic and diluted earnings (loss) per share from discontinued operations:
Income (loss) available to preferred stockholders	(32)	2
Income (loss) available to common stockholders	(51)	4
Total	(83)	6

Basic and diluted earnings per share:
Income available to preferred stockholders	951	678
Income available to common stockholders	1,539	1,098
Total	2,490	1,776

Thousands of shares
Weighted average number of shares outstanding — preferred shares	1,967,722	1,967,722
Weighted average number of shares outstanding — common shares	3,185,653	3,185,653
Total	5,153,375	5,153,375

Basic and diluted earnings per share from continuing operations:
Preferred share (US$)	0.50	0.34
Common share (US$)	0.50	0.34

Basic and diluted earnings (loss) per share from discontinued operations:
Preferred share (US$)	(0.02)	—
Common share (US$)	(0.02)	—

Basic and diluted earnings per share:
Preferred share (US$)	0.48	0.34
Common share (US$)	0.48	0.34

The Company does not hold dilutive potential ordinary shares outstanding that could result in dilution of earnings (loss) per share.

8.             Accounts receivable

	March 31, 2017	December 31, 2016

Trade receivables	3,298	3,723
Impairment of trade receivables	(61)	(60)
	3,237	3,663

Trade receivables related to the steel sector - %	84.69%	83.44%

There are no significant amounts recognized in income statement related as impairment of trade receivables for the three-month period ended on March 31, 2017 and 2016.

No individual customer represents over 10% of receivables or revenues.

9.             Inventories

	March 31, 2017	December 31, 2016

Product inventory	2,808	2,572
Impairment of product inventory	(162)	(199)
	2,646	2,373

Consumable inventory	995	976
Total	3,641	3,349

Product inventories by segments are presented in note 3(b).

10.          Other financial assets and liabilities

	Current		Non-Current
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Others financial assets
Financial investments	77	18	—	—
Loans	—	—	183	180
Derivative financial instruments (note 20)	206	274	520	446
Related parties (note 25)	1,913	71	2,676	2
	2,196	363	3,379	628
Others financial liabilities
Derivative financial instruments (note 20)	383	414	969	1,225
Related parties (note 25)	975	672	1,019	127
Participative stockholders’ debentures	—	—	1,206	775
	1,358	1,086	3,194	2,127

11.       Non-current assets and liabilities held for sale and discontinued operations

	March 31, 2017			December 31, 2016
	Fertilizers assets	Shipping assets	Total	Fertilizers assets	Nacala	Shipping assets	Total
Assets
Accounts receivable	85	—	85	86	6	—	92
Inventories	438	—	438	387	2	—	389
Other current assets	112	—	112	107	114	—	221
Investments in associates and joint ventures	93	—	93	90	—	—	90
Property, plant and equipment and Intangible	2,697	357	3,054	2,694	4,064	357	7,115
Other non-current assets	737	—	737	679	3	—	682
Total assets	4,162	357	4,519	4,043	4,189	357	8,589

Liabilities
Suppliers and contractors	274	—	274	280	41	—	321
Other current liabilities	185	—	185	192	13	—	205
Other non-current liabilities	580	—	580	559	5	—	564
Total liabilities	1,039	—	1,039	1,031	59	—	1,090
Net non-current assets held for sale	3,123	357	3,480	3,012	4,130	357	7,499

a)   Discontinued operations (Fertilizers assets)

In December 2016, the Company entered into an agreement with The Mosaic Company (“Mosaic”) to sell (i) the phosphate assets located in Brazil, except those mainly related to nitrogen assets located in Cubatão (Brazil); (ii) the control of Compañia Minera Miski Mayo S.A.C., in Peru; (iii) the potassium assets located in Brazil; and (iv) the potash projects in Canada for US$2.5 billion.

Completion of the transaction is expected for the end of 2017 and is subject to the spin-off of the nitrogen assets from Vale Fertilizantes S.A.; the fulfillment of usual precedent conditions, including the approval of the Administrative Council of Economic Defense (CADE) and other antitrust authorities; and other operational and regulatory matters.

The fertilizer segment, including Cubatão, is presented as a discontinued operation and the related assets and liabilities were classified as assets and liabilities held for sale.

On March 31, 2017, the net assets of the fertilizers segment was adjusted to reflect the fair value less cost to sell and a loss of US$111 was recognized in the income statement from discontinued operations as “Impairment of non-current assets and onerous contracts”.

The results for the period and the cash flows of discontinued operations of the Fertilizer segment are presented as follows:

	Three months period ended March 31,
	2017	2016
Discontinued operations
Net operating revenue	370	384
Cost of goods sold and services rendered	(339)	(360)
Operating expenses	(28)	(21)
Impairment of non-current assets and onerous contracts	(111)	—
Operating income (loss)	(108)	3
Financial Results, net	(4)	14
Equity results in associates and joint ventures	—	1
Income (loss) before income taxes	(112)	18
Income taxes	30	(7)
Net income (loss) from discontinued operations	(82)	11
Net income attributable to noncontrolling interests	1	5
Net income (loss) attributable to Vale’s stockholders	(83)	6

	Three months period ended March 31,
	2017	2016
Discontinued operations
Cash flow from operating activities
Income (loss) before income taxes	(112)	18
Adjustments:
Equity results in associates and joint ventures	—	(1)
Depreciation, amortization and depletion	—	67
Impairment of non-current assets and onerous contracts	111	—
Increase (decrease) in assets and liabilities	93	(77)
Net cash provided by operating activities	92	7

Cash flow from investing activities
Additions to property, plant and equipment	(63)	(39)
Others	—	(8)
Net cash used in investing activities	(63)	(47)

Cash flow from financing activities
Loans and borrowings
Repayments	(34)	(4)
Net cash used in financing activities	(34)	(4)
Net cash used in discontinued operations	(5)	(44)

12.          Acquisitions and divestitures

In December 2014 and as amended in November 2016, the Company signed an agreement with Mitsui & Co., Ltd. (“Mitsui”) to transfer 50% of its stake of 66.7% in Nacala Logistic Corridor, which comprises entities that holds railroads and port concessions located in Mozambique and Malawi. Also, Mitsui committed to acquire 15% participation in the entity that owns Vale Moçambique, which hold the Moatize Coal Project.

In March 2017, the transaction was concluded, and consideration of US$690 was received by Vale. After the completion of the transaction, the Company (i) holds 81% of Vale Moçambique and retains the control of the Moatize Coal Project and (ii) with the 50% interest remaining in Nacala Logistic corridor structure (Nacala BV), the Company shares control of the joint venture with Mitsui.

Nacala Logistic Corridor is in negotiations for a Project Finance, the completion of which is expected to occur during the course of 2017.  Upon the completion an additional amount of US$57 will be paid by Mitsui. Mitsui has certain rights, based on the execution of the Project Finance, to sell their participation in the Moatize Coal Project and Nacala BV, back to Vale, based on the original amounts and the same number of shares. The fair value of these put options is non-significant.

As a consequence of sharing control of Nacala BV, the Company:

(i) derecognized the assets and liabilities classified as held for sale in the total amount of US$4,144, from which US$4,063 refers to property plant and equipment and intangibles;

(ii) derecognized US$14 related to cash and cash equivalents;

(iii) recognized a gain of US$504 related to the sale and the re-measurement at fair value, of its remaining interest at Nacala BV based on the consideration received;

(iv) reclassified the gain related to cumulative translation adjustments to income statements in the amount of US$11;

The result of the transaction was recognized in income statement as “Results on measurement or sale of non-current assets”.

The results of the transaction with the Moatize Coal Project was recognized in “Results from operation with noncontrolling interest” in the amount of US$105, directly in Stockholders’ Equity.

The consideration of US$690 was recognized in the statement of cash flows in “Proceeds from disposal of assets and investments” in the amount of US$435 and “Transactions with noncontrolling stockholders” in the amount of US$255.

13.       Investments in associates and joint ventures

a) Changes during the period

Changes in investments in associates and joint ventures are as follows:

	2017			2016
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Balance at January 1st,	1,437	2,259	3,696	1,323	1,617	2,940
Additions	—	31	31	—	83	83
Translation adjustment	33	58	91	99	160	259
Equity results in income statement	(5)	78	73	(3)	158	155
Equity results from discontinued operations	—	—	—	1	—	1
Dividends declared	(8)	—	(8)	(21)	(8)	(29)
Others	—	—	—	—	(12)	(12)
Balance at March 31,	1,457	2,426	3,883	1,399	1,998	3,397

The investments by segments are presented in note 3(b).

Investments in associates and joint ventures (continued)

			Investments in associates and joint ventures		Equity results in the income statement		Dividends received
		% voting			Three months period ended March 31,		Three months period ended March 31,
Associates and joint ventures	% ownership	capital	March 31, 2017	December 31, 2016	2017	2016	2017	2016

Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	29	26	2	(1)	—	—
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	81	68	12	5	—	—
Companhia Hispano-Brasileira de Pelotização (i)	50.89	51.00	71	59	11	4	—	—
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	77	69	7	4	—	—
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	133	108	22	12	—	—
MRS Logística S.A.	48.16	46.75	518	488	16	20	—	—
VLI S.A.	37.60	37.60	976	969	(13)	(5)	—	—
Zhuhai YPM Pellet Co.	25.00	25.00	21	21	—	—	—	—
			1,906	1,808	57	39	—	—
Coal
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	295	285	10	(10)	—	—
Nacala Corridor Holding Netherlands B.V.	50.00	50.00	22	—	—	—	—	—
			317	285	10	(10)	—	—

Base metals
Korea Nickel Corp.	25.00	25.00	13	12	1	(2)	—	—
			13	12	1	(2)	—	—
Others
Aliança Geração de Energia S.A. (i)	55.00	55.00	605	582	7	4	—	—
Aliança Norte Energia Participações S.A. (i)	51.00	51.00	165	148	3	(2)	—	—
California Steel Industries, Inc.	50.00	50.00	194	185	9	(2)	—	—
Companhia Siderúrgica do Pecém	50.00	50.00	531	527	(10)	113	—	—
Mineração Rio Grande do Norte S.A.	40.00	40.00	132	129	(1)	19	—	—
Others			20	20	(3)	(4)		1
			1,647	1,591	5	128	—	1
Total			3,883	3,696	73	155	—	1

(i) Although the Company held majority of the voting capital, the entities are accounted under equity method due to the stockholders’ agreement where relevant decisions are shared with other parties.

14.          Intangibles

Changes in intangibles are as follows:

	Goodwill	Concessions	Right of use	Software	Total
Balance at December 31, 2016	3,081	3,301	147	342	6,871
Additions	—	365	—	8	373
Disposals	—	(1)	—	—	(1)
Amortization	—	(49)	—	(37)	(86)
Translation adjustment	50	86	2	11	149
Balance at March 31, 2017	3,131	3,702	149	324	7,306
Cost	3,131	4,938	226	1,594	9,889
Accumulated amortization	—	(1,236)	(77)	(1,270)	(2,583)
Balance at March 31, 2017	3,131	3,702	149	324	7,306

	Goodwill	Concessions	Right of use	Software	Total
Balance at December 31, 2015	2,956	1,814	207	347	5,324
Additions	—	365	1	1	367
Disposals	—	(1)	—	—	(1)
Amortization	—	(32)	(11)	(37)	(80)
Translation adjustment	139	208	19	35	401
Transfers	—	—	(67)	74	7
Balance at March 31, 2016	3,095	2,354	149	420	6,018
Cost	3,095	3,238	256	1,391	7,980
Accumulated amortization	—	(884)	(107)	(971)	(1,962)
Balance at March 31, 2016	3,095	2,354	149	420	6,018

15.       Property, plant and equipment

Changes in property, plant and equipment are as follows:

	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2016	724	10,674	9,471	6,794	8,380	7,515	11,861	55,419
Additions (i)	—	—	—	—	—	—	503	503
Disposals	—	—	(6)	(3)	—	(2)	(5)	(16)
Assets retirement obligation	—	—	—	—	36	—	—	36
Depreciation, amortization and depletion	—	(147)	(167)	(193)	(153)	(173)	—	(833)
Translation adjustment	17	229	194	97	109	195	323	1,164
Transfers	14	831	1,432	273	639	771	(3,960)	—
Balance at March 31, 2017	755	11,587	10,924	6,968	9,011	8,306	8,722	56,273
Cost	755	17,746	17,413	12,424	16,803	12,310	8,722	86,173
Accumulated depreciation	—	(6,159)	(6,489)	(5,456)	(7,792)	(4,004)	—	(29,900)
Balance at March 31, 2017	755	11,587	10,924	6,968	9,011	8,306	8,722	56,273

	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2015	766	9,101	8,292	7,307	10,304	7,206	11,126	54,102
Additions (i)	—	—	—	—	—	—	873	873
Disposals	—	—	—	(10)	(3)	(8)	(1)	(22)
Assets retirement obligation	—	—	—	—	38	—	—	38
Depreciation, amortization and depletion	—	(114)	(140)	(214)	(177)	(140)	—	(785)
Translation adjustment	59	627	512	372	682	555	919	3,726
Transfers	(4)	227	48	229	94	32	(633)	(7)
Balance at March 31, 2016	821	9,841	8,712	7,684	10,938	7,645	12,284	57,925
Cost	821	14,754	14,070	13,128	18,271	11,290	12,284	84,618
Accumulated depreciation	—	(4,913)	(5,358)	(5,444)	(7,333)	(3,645)	—	(26,693)
Balance at March 31, 2016	821	9,841	8,712	7,684	10,938	7,645	12,284	57,925

(i) Includes capitalized borrowing costs, see cash flow.

There are no material changes to the net book value of consolidated property, plant and equipment pledged to secure judicial claims and loans and borrowings (note 16(c)) compared to those disclosed in the financial statements as at December 31, 2016.

16.          Loans, borrowings, cash and cash equivalents and financial investments

a)    Net debt

The Company evaluates the net debt with the objective of ensuring the continuity of its business in the long term, being able to generate value to its stockholders, through the payment of dividends and capital gain.

	March 31, 2017	December 31, 2016

Debt contracts in the international markets	21,372	21,130
Debt contracts in Brazil	8,198	8,192
Total of loans and borrowings	29,570	29,322

(-) cash and cash equivalents	6,716	4,262
(-) Financial investments	77	18
Net debt	22,777	25,042

b)    Cash and cash equivalents

Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, part in R$, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”) and part denominated in US$, mainly time deposits.

c)     Loans and borrowings

i)     Total debt

	Current liabilities		Non-current liabilities
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Debt contracts in the international markets
Floating rates in:
US$	308	234	5,483	5,489
EUR	—	—	214	211
Fixed rates in:
US$	—	—	14,084	13,083
EUR	—	—	802	1,583
Other currencies	18	17	208	209
Accrued charges	255	304	—	—
	581	555	20,791	20,575
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	1,070	402	5,002	5,621
Basket of currencies and US$ indexed to LIBOR	351	343	1,125	1,217
Fixed rates in:
R$	67	66	206	216
Accrued charges	338	294	39	33
	1,826	1,105	6,372	7,087
	2,407	1,660	27,163	27,662

The future flows of debt payments principal, per nature of funding and interest are as follows:

	Principal				Estimated future
	Bank loans	Capital markets	Development agencies	Total	interests payments (i)
2017	41	—	727	768	1,801
2018	1,896	—	1,173	3,069	1,733
2019	1,095	1,000	1,380	3,475	1,522
2020	1,630	1,347	944	3,921	1,346
2021	722	1,345	929	2,996	1,132
Between 2022 and 2025	1,351	3,310	1,235	5,896	2,903
2026 onwards	81	8,491	241	8,813	5,930
	6,816	15,493	6,629	28,938	16,367

(i) Estimated future payments of interest, calculated based on interest rate curves and foreign exchange rates applicable as at March 31, 2017 and considering that all amortization payments and payments at maturity on loans and borrowings will be made on their contracted payments dates. The amount includes the estimated values of future interest payments (not yet accrued), in addition to interest already recognized in the financial statements.

At March 31, 2017, the average annual interest rates by currency are as follows:

Loans and borrowings	Average interest rate (i)	Total debt
US$	5.03%	21,607
R$ (ii)	9.96%	6,712
EUR (iii)	3.43%	1,024
Other currencies	3.37%	227
		29,570

(i)   In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable  at March 31, 2017.

(ii)  R$ denominated debt that bears interest at IPCA, CDI, TR or TJLP, plus spread. For a total of US$5,230  the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 2.55% per year in US$.

(iii) Eurobonds, for which the Company entered into derivatives to mitigate the exposure to the cash flow variations of the debt denominated in EUR, resulting in an average cost of 4.29% per year in US$.

ii)  Credit and financing lines

			Period of the		Available amount
Type	Contractual currency	Date of agreement	agreement	Total amount	March 31, 2017
Credit lines
Revolving credit facilities	US$	May 2015	5 years	3,000	3,000
Revolving credit facilities	US$	July 2013	5 years	2,000	2,000
Financing lines
BNDES (i)	R$	April 2008	10 years	2,304	89
BNDES - CLN 150	R$	September 2012	10 years	1,226	6
BNDES - S11D e S11D Logística	R$	May 2014	10 years	1,945	647

(i)   Memorandum of understanding signature date, however term is considered from the signature date of each contract amendment. This credit line supported or supports the pelletizing plant VIII, Onça Puma, Salobo I and II and capital expenditure of Itabira projects.

iii) Funding

In February 2017, the Company issued through Vale Overseas Limited guaranteed notes due August 2026 totaling US$1,000.  The notes bears 6.250% coupon per year, payable semi-annually, and were sold at a price of 107.793% of the principal amount. The notes were consolidated with, and formed a single series with, Vale Overseas’s US$1,000 6.250% notes due 2026 issued on August, 2016.

iv) Guarantees

As at March 31, 2017 and December 31, 2016, loans and borrowings are secured by property, plant and equipment and receivables in the amount of US$474 and US$472, respectively.

The securities issued through Vale’s 100%-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

v) Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The main covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (Earnings before Interest Taxes, Depreciation and Amortization) and interest coverage. The Company has not identified any instances of noncompliance as at March 31, 2017 and December 31, 2016.

vi) Hedge in foreign operations

Implementation of net investment hedge

On January 1, 2017, Vale S.A., the functional currency of which is Reais, designated its debts in US$ and Euro, as an instrument in a hedge of its investment in foreign operations (Vale International S.A. and Vale International Holding GmbH; hedging objects) for mitigating the foreign exchange risk on financial statements.

At March 31, 2017 the carrying value of the designated debts are US$8,034 and EUR750. The foreign exchange gains of US$227 and US$37 (US$150 and US$24, net taxes) on translation of the US$ and Euro debts, respectively, to R$ was recognized in the “Other comprehensive income” in stockholders’ equity. This hedge was highly effective throughout the period ended on March 31, 2017.

Accounting policy

Foreign currency differences arising on the translation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective and regardless of whether the net investment is held directly or through an intermediate parent.

The hedging instrument is accounted for in the same way as a cash flow hedge, i.e. translated at the closing rate with the gain or loss on the effective hedge being recognized in equity. Gains or losses in the reserves will only be realized when the foreign operation is disposed of.

17.          Liabilities related to associates and joint ventures

Refers to the provision to comply with the obligations under the agreement related to the dam failure of Samarco Mineração S.A. (“Samarco”), which is a Brazilian joint venture between Vale S.A. and BHP Billiton Brasil Ltda. (“BHPB”), as follows:

a) Framework agreement

On November 5, 2015, Samarco experienced the failure of an iron ore tailings dam (“Fundão”) in the state of Minas Gerais.

Samarco and its shareholders, Vale S.A. and BHPB, entered into an Agreement (“Framework Agreement”) on March 2, 2016 with the Brazilian federal government, the two Brazilian states affected by the failure (Espírito Santo and Minas Gerais) and other governmental authorities in order to implement the programs for remediation and compensation of the areas and communities affected by Samarco’s dam failure.

The Framework Agreement does not contemplate admission of civil, criminal or administrative liability for the Fundão dam failure.

The Framework Agreement has a 15-year term, renewable for successive one-year periods until all the obligations under the Framework Agreement have been performed.

On June 24, 2016, the Renova Foundation (“Foundation”) was constituted, under the Framework Agreement, to develop and implement the socio-economic restoration and compensation programs. The Foundation began its operations in August of 2016.

To the extent that Samarco does not meet its funding obligations to the foundation, each of Vale S.A. and BHPB will provide, under the terms of the Framework Agreement, funds to the Foundation in proportion to its 50% equity interest in Samarco.

As the consequence of the dam failure, governmental authorities ordered the suspension of Samarco’s operations.

b) Estimates used for the provision

In light of the uncertainties related to the Samarco’s future cash flow, Vale S.A. recognized a provision on its interim financial statements as of June 30, 2016, for estimated costs in the amount of US$1,163 (R$3,733) provision, which represents Vale S.A.’s best estimate of the obligation to comply with the reparation and compensation programs under the Framework Agreement, equivalent to its 50% equity interest in Samarco.

In August 2016 and January 2017, Samarco issued non-convertible private debentures, which were subscribed equally by Vale S.A., and BHPB, being the resources contributed by Vale S.A., in the first quarter of 2017, allocated as follows:

(i) US$60 (R$187) used in the reparation programs in accordance with the Framework Agreement, and therefore, applied against the provision mentioned above;

(ii) US$61 (R$191) applied by Samarco to fund its working capital, and recognized in Vale´s income statement as “Impairment and other results in associates and joint ventures”.

Under the debentures agreement, Vale S.A might make available until June 2017 of up to US$59 (R$184) to Samarco to support its operations, without undertaking an obligation to Samarco. Funds for working capital requirements will be released as needed by the shareholders subject to achieving certain milestones.

As a result of constituting the Foundation, most of the reparation and compensation programs were transferred from Samarco. Therefore, Vale S.A. made contributions to the Foundation totaling US$23 (R$75) in the first quarter of 2017 to be used in the programs in accordance with the Framework Agreement.

As a result of the above mentioned, the movements of the provision in the first quarter of 2017 are as follows:

2017
Balance at January 1st,	1,077
Payments	(83)
Interests	47
Translation adjustment	30
Balance at March 31,	1,071

Current liabilities	284
Non-current liabilities	787
Liabilities	1,071

At each reporting period, Vale S.A. will reassess the key assumptions used by Samarco in the preparation of the projected future cash flows and will adjust the provision, if required.

c) Contingencies related to Samarco accident

(i) Public civil claim filed by the Federal Government and others

The federal government, the two Brazilian states affected by the failure (Espirito Santo and Minas Gerais) and other governmental authorities have initiated a public civil lawsuit against Samarco and its shareholders, Vale S.A. and BHPB, with an estimated value indicated by the plaintiffs of US$6.4 billion (R$20.2 billion).

On May 5, 2016, the Framework Agreement, which was signed on March 2, 2016, was ratified by the Federal Regional Court (“TRF”), 1st Region. In June 2016 the Superior Court of Justice (“STJ”) in Brazil issued an interim order, suspending the decision of TRF, which ratified the Framework Agreement until the final judgments of the claim.

On August 17, 2016, the TRF of the 1st Region rejected the appeal presented by Samarco, Vale S.A. and BHPB against the interim order, and overruled the judicial decision that ratified the Framework Agreement. This decision of the TRF of the 1st Region, among other measures, confirmed a prior injunction that prohibited the defendants from transferring or conveying any of their interest in its Brazilian iron ore concessions, without, however, limiting their production and commercial activities and ordered a deposit with the court of US$379 (R$1.2 billion) by January 2017. This US$379 (R$1.2 billion) cash deposit was provisionally replaced by the guarantees provided for under the agreements with MPF, as detailed in the item (ii) below.

(ii) Public civil action filed by Federal Prosecution Office

On May 3, 2016, the Federal Prosecution Office (MPF) filed a public civil action against Samarco and its shareholders and presented several demands, including: (i) the adoption of measures for mitigating the social, economic and environmental impacts resulting from the Fundão dam failure and other emergency measures; (ii) the payment of compensation to the community; and (iii) payments for the collective moral damage. The initial action value claimed by the Federal Prosecution Office (MPF) is US$49 billion (R$155 billion). The first conciliatory hearing was held on September 13, 2016. On November 21, 2016, the court ordered that the defendants be served, and the defendants submitted their defense.

In January 2017 Samarco, Vale S.A. and BHPB entered into two preliminary agreements with the Federal Prosecutor’s Office in Brazil (MPF).

The first agreement (“First Agreement”) aims to outline the process and timeline for negotiations of a Final Agreement (“Final Agreement”), expected to occur by June 30th, 2017. This First Agreement establishes a timeline and actions to set the ground for conciliation of two public civil actions which aim to establish socio-economic and socio-environmental remediation and compensation programs for the impacts of the Fundão dam failure, respectively: claim nº 023863-07.2016.4.01.3800, filed by the Federal Prosecutors (amounting to US$49 billion (R$155 billion)), as mentioned this item, and claim nº 0069758-61.2015.4.01.3400, filed by the Federal Government, the states of Minas Gerais and Espírito Santo and other governmental authorities (amounting to US$6.4 billion (R$20.2 billion)), as mentioned in the item (i) above. Both claims were filed with the 12th Judicial Federal Court of Belo Horizonte.

In addition, the First Agreement provides for: (i) the appointment of experts selected by the Federal Prosecutors and paid for by the companies to conduct a diagnosis and follow the progress of the 41 programs under the Framework Agreement signed on March 2nd,

2016 by the companies and the Federal Government and the states of Minas Gerais and Espírito Santo and other governmental authorities and (ii) holding at least eleven public hearings by April 15th, 2017, five of which are to be held in Minas Gerais, three in Espírito Santo and the remainder in the indigenous territories of the Krenak, Comboios and Caieiras Velhas, in order to allow these communities to take part in the definition of the content of the Final Agreement.

Under the First Agreement, Samarco, Vale S.A. and BHPB will provide the 12th Judicial Federal Court of Belo Horizonte with a guarantee for fulfillment of the obligations regarding the financing and payment of the socio-environmental and socio-economic remediation programs resulting from the Fundão dam failure, pursuant to the two public civil actions, until the signing of the Final Agreement, amounting to US$694 (R$2.2 billion), of which (i) US$32 (R$100) in financial investments; (ii) US$410 (R$1.3 billion) in insurance bonds; and (iii) US$252 (R$800) in assets of Samarco. In order to implement the First Agreement, it has been requested that the 12th Judicial Federal Court of Belo Horizonte accept such guarantees until the completion of the negotiations and the signing of the Final Agreement, or until June 30, 2017, whichever comes first; or until the parties reach a new agreement regarding the guarantees. If, by June 30th, the negotiations have not been completed, the Federal Prosecutor’s Office may require that the 12th Judicial Federal Court of Belo Horizonte re-institute the order for the deposit of US$379 (R$1.2 billion) in relation to the US$6.4 billion (R$20.2 billion) public civil action, which is currently suspended. The parties requested the partially ratification of the First Agreement, excluding only the engagement of the socio-economic expert condition, which are being treated with MPF.

On March 16, 2017, the 12th Judicial Federal Court of Belo Horizonte partially ratified the First Agreement, being that this decision includes: (i) ratification of the engagement of experts to perform a socio-environmental impact assessment and assessment of programs under the Framework Agreement signed on March 2nd, 2016 and a period of 60 days for the companies to engage an expert to perform the socio-economic impact assessment; (ii) the consolidation and suspension of related claims aiming to avoid contradictory or conflicting decisions and to establish a unified judicial procedure in order for the parties to be able to reach a final agreement; (iii) accepted the guarantees proposed by Samarco and its shareholders under the Preliminary Agreement on a temporary basis.

In addition, the Second Agreement (Second Agreement) was signed, which establishes a timetable to make funds available to remediate the social, economic and environmental damages caused by the Fundão dam failure in the municipalities of Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova, amounting to US$63 (R$200). The 12th Judicial Federal Court of Belo Horizonte ratified this Second Agreement.

(iii) U.S. Securities class action suits

On May 2, 2016, Vale S.A. and certain of its officers were named as defendants in securities class action suits in the Federal Court in New York brought by holders of Vale’s American Depositary Receipts under U.S. federal securities laws. The lawsuits allege that Vale S.A. made false and misleading statements or not make disclosures concerning the risks and dangers of the operations of Samarco’s Fundão dam and the adequacy of related programs and procedures. The plaintiffs have not specified an amount of alleged damages or indemnities in these actions.

In July 2016, Vale S.A. and the individual defendants filed a motion to dismiss the Amended Complaint.

On March 23, 2017 the judge issued a decision rejecting a significant portion of the claims against Vale S.A. and the individual defendants, and determining the prosecution of the action with respect to more limited claims. The narrow portion of plaintiffs’ case that remains is related to certain statements about procedures, policies and risk mitigation plans contained in Vale S.A.’s sustainability reports in 2013 and 2014, and certain statements regarding to the responsibility of Vale S.A. for the Fundão dam failure made in a conference call in November 2015. Vale S.A. continues to contest the lawsuit and the outstanding points.

(iv) Criminal lawsuit

On October 20, 2016, the MPF brought a criminal lawsuit in the Brazilian Federal Justice Court against Vale S.A., BHPB, Samarco, VogBr Recursos Hídricos e Geotecnia Ltda. and 22 individuals for alleged crimes against the environment, urban planning and cultural heritage, flooding, landslide, as well as for alleged crimes against the victims of the Fundão dam failure.

On November 16, 2016, the judge received the Federal Prosecutors Office criminal lawsuit and determined the summons of all defendants, granting 30 days each to file their defenses, to count from the day they receive the summon. Vale has already been served and its defense was presented in March 3, 2017.

Currently, the case-files are awaiting the indictment of the defendants regarding the request for dismemberment made by the Federal

Prosecutor’s Office, as well as the responses regarding the prosecution.

(v) Other lawsuits

In addition, Samarco and its shareholders were named as a defendant in several other lawsuits brought by individuals, corporations and governmental entities seeking personal and property damages.

These lawsuits and petitions are at early stages, so it is not possible to determine a range of outcomes or reliable estimates of the potential exposure at this time. No contingent liability has been quantified and no provision was recognized for lawsuits related to Samarco´s dam failure.

18.                               Financial instruments classification

	March 31, 2017			December 31, 2016
Financial assets	Loans and receivables or amortized cost	At fair value through profit or loss	Total	Loans and receivables or amortized cost	At fair value through profit or loss	Total
Current
Cash and cash equivalents	6,716	—	6,716	4,262	—	4,262
Financial investments	77	—	77	18	—	18
Derivative financial instruments	—	206	206	—	274	274
Accounts receivable	3,237	—	3,237	3,663	—	3,663
Related parties	1,913	—	1,913	71	—	71
	11,943	206	12,149	8,014	274	8,288
Non-current
Derivative financial instruments	—	520	520	—	446	446
Loans	183	—	183	180	—	180
Related parties	2,676	—	2,676	2	—	2
	2,859	520	3,379	182	446	628
Total of financial assets	14,802	726	15,528	8,196	720	8,916

Financial liabilities
Current
Suppliers and contractors	3,647	—	3,647	3,630	—	3,630
Derivative financial instruments	—	383	383	—	414	414
Loans and borrowings	2,407	—	2,407	1,660	—	1,660
Related parties	975	—	975	672	—	672
	7,029	383	7,412	5,962	414	6,376
Non-current
Derivative financial instruments	—	969	969	—	1,225	1,225
Loans and borrowings	27,163	—	27,163	27,662	—	27,662
Related parties	1,019	—	1,019	127	—	127
Participative stockholders’ debentures	—	1,206	1,206	—	775	775
	28,182	2,175	30,357	27,789	2,000	29,789
Total of financial liabilities	35,211	2,558	37,769	33,751	2,414	36,165

19.                               Fair value estimate

a)        Assets and liabilities measured and recognized at fair value:

	March 31, 2017			December 31, 2016
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
Derivative financial instruments	373	353	726	405	315	720
Total	373	353	726	405	315	720

Financial liabilities
Derivative financial instruments	892	460	1,352	1,190	449	1,639
Participative stockholders’ debentures	1,206	—	1,206	775	—	775
Total	2,098	460	2,558	1,965	449	2,414

Methods and techniques of evaluation

i)           Derivative financial instruments

Financial instruments are evaluated by calculating their present value through the use of instrument yield curves at the closing dates. The curves and prices used in the calculation for each group of instruments are detailed in the “market curves”.

The pricing method used for European options is the Black & Scholes model. In this model, the fair value of the derivative is a function of the volatility in the price of the underlying asset, the exercise price of the option, the interest rate and period to maturity. In the case of options which income is a function of the average price of the underlying asset over the period of the option, the Company uses Turnbull & Wakeman model. In this model, in addition to the factors that influence the option price in the Black-Scholes model, the formation period of the average price is also considered.

In the case of swaps, both the present value of the assets and liability are estimated by discounting the cash flow by the interest rate of the currency in which the swap is denominated. The difference between the present value of assets and liability of the swap generates its fair value.

For the TJLP swaps, the calculation of the fair value assumes that TJLP is constant, that is the projections of future cash flow in Brazilian Reais are made on the basis of the last TJLP disclosed.

Contracts for the purchase or sale of products, inputs and costs of selling with future settlement are priced using the forward yield curves for each product. Typically, these curves are obtained on the stock exchanges where the products are traded, such as the London Metals Exchange (“LME”), the Commodity Exchange (“COMEX”) or other providers of market prices. When there is no price for the desired maturity, Vale uses an interpolation between the available maturities.

b)        Fair value of financial instruments not measured at fair value

The fair values and carrying amounts of loans (net of interest) are as follows:

Financial liabilities	Balance	Fair value	Level 1	Level 2
March 31, 2017
Debt principal	28,938	29,143	15,278	13,865

December 31, 2016
Debt principal	28,691	27,375	13,874	13,501

20.                       Derivative financial instruments

a)         Derivatives effects on statement of financial position

	Assets
	March 31, 2017		December 31, 2016
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	140	4	132	1
IPCA swap	7	72	7	61
Pré-dolar swap	2	41	1	23
	149	117	140	85
Commodities price risk
Nickel	—	—	4	2
Bunker oil	57	—	130	—
	57	—	134	2

Others	—	403	—	359
	—	403	—	359
Total	206	520	274	446

	Liabilities
	March 31, 2017		December 31, 2016
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	338	399	293	638
IPCA swap	19	45	20	57
Eurobonds swap	7	33	7	45
Euro Forward	—	—	46	—
Pre dollar swap	5	28	5	32
	369	505	371	772
Commodities price risk
Nickel	—	—	5	2
Bunker oil	14	—	38	—
	14	—	43	2

Others	—	464	—	451
	—	464	—	451
Total	383	969	414	1,225

b)        Effects of derivatives on the income statement, cash flow and other comprehensive income

	Three months period ended March 31,
	Gain (loss) recognized in the income statement		Financial settlement inflows (outflows)		Gain (loss) recognized in other comprehensive income
	2017	2016	2017	2016	2017	2016
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	181	394	(44)	(43)	—	—
IPCA swap	24	42	—	1	—	—
Eurobonds swap	(27)	16	(39)	(142)	—	—
Euro forward	46	—	—	—	—	—
Pre dollar swap	23	34	—	(73)	—	—
	247	486	(83)	(257)	—	—
Commodities price risk
Nickel	—	(24)	(1)	(17)	—	—
Bunker oil	(72)	(14)	(23)	(182)	—	—
	(72)	(38)	(24)	(199)	—	—

Others	34	(5)	—	—	—	—

Derivatives designated as cash flow hedge accounting
Bunker oil	—	—	—	(51)	—	—
Foreign exchange	—	(3)	—	(3)	—	2
	—	(3)	—	(54)	—	2
Total	209	440	(107)	(510)	—	2

The maturity dates of the derivative financial instruments are as follows:

Last maturity dates
Currencies and interest rates	July 2023
Bunker oil	December 2017
Nickel	March 2019
Others	December 2027

Additional information about derivatives financial instruments

In millions of United States dollars, except as otherwise stated

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach, and considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business day time horizon.

There was no cash amount deposited as margin call regarding derivative positions on March 31, 2017. The derivative positions described in this document did not have initial costs associated.

The following tables detail the derivatives positions for Vale and its controlled companies as of March 31, 2017, with the following information: notional amount, fair value including credit risk, gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

a)                           Foreign exchange and interest rates derivative positions

(i)       Derivative instruments for the R$ denominated debt instruments

In order to reduce cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments denominated in R$ with interest rates linked mainly to CDI, TJLP and IPCA. In those swaps, Vale pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected debt instruments.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the Company’s cash flows, by matching its receivables - mainly linked to US$ - with its payables.

									Financial Settlement
	Notional						Fair value		Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2017		December 31, 2016		Index	Average rate	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2017	2017	2018	2019+

CDI vs. US$ fixed rate swap							(58)	(121)	35	36	80	(137)	—
Receivable	R$	6.289	R$	6.289	CDI	106,78%
Payable	US$	2.110	US$	2.105	Fix	3,77%

TJLP vs. US$ fixed rate swap							(482)	(622)	(79)	47	(103)	(86)	(293)
Receivable	R$	3.846	R$	4.360	TJLP +	1,28%
Payable	US$	1.768	US$	2.030	Fix	1,64%

TJLP vs. US$ floating rate swap							(53)	(55)	—	4	(2)	(4)	(47)
Receivable	R$	240	R$	242	TJLP +	0,90%
Payable	US$	138	US$	140	Libor +	-1,22%

R$ fixed rate vs. US$ fixed rate swap							10	(13)	—	21	(2)	16	(4)
Receivable	R$	1.019	R$	1.031	Fix	6,43%
Payable	US$	337	US$	343	Fix	-1,28%

IPCA vs. US$ fixed rate swap							(39)	(51)	—	10	—	6,9	(46)
Receivable	R$	1.000	R$	1.000	IPCA +	6,55%
Payable	US$	434	US$	434	Fix	3,98%

IPCA vs. CDI swap							54	42	—	0,4	(19)	(5)	78
Receivable	R$	1.350	R$	1.350	IPCA +	6,62%
Payable	R$	1.350	R$	1.350	CDI	98,58%

(ii)   Derivative instruments for EUR denominated debt instruments

In order to reduce the cash flow volatility, swap and forward transactions were implemented to convert into US$ the cash flows from certain debt instruments issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$. In those forwards only the principal amount of the debt is converted from EUR to US$.

The swap and forward transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to EUR/US$ exchange rate.

									Financial Settlement
	Notional						Fair value		Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2017		December 31, 2016		Index	Average rate	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2017	2017	2018	2019+

EUR fixed rate vs. US$ fixed rate swap							(40)	(52)	(7)	5	—	(6)	(33)
Receivable	€500		€500		Fix	3,75%
Payable	US$	613	US$	613	Fix	4,29%

							Financial Settlement		Fair value
	Notional		Bought /	Average rate	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	March 31, 2017	December 31, 2016	Sold	(USD/EUR)	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2017	2017

Forwards	€0	€500	B	1,143	—	(46)	(32)	—	—

b)                           Commodities derivative positions

(i)       Bunker Oil purchase cash flows derivatives

In order to reduce the impact of bunker oil price fluctuation on maritime freight hiring/supply and, consequently, reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

The derivative transactions were negotiated over-the-counter and the protected item is part of the Vale’s costs linked to bunker oil prices. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to bunker oil prices changes.

							Financial Settlement		Fair value
	Notional (ton)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	March 31, 2017	December 31, 2016	Sold	(US$/ton)	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2017	2017

Bunker Oil protection
Call options	2.682.000	2.856.000	B	326	58	130	1	13	58
Put options	2.682.000	2.856.000	S	216	(15)	(14)	—	3	(15)
Total					43	116			43

As at December 31, 2016, excludes US$24, of transactions in which the financial settlement occurs subsequently of the closing month.

(ii)   Derivative instruments for base metals raw materials and products

Derivative instruments for nickel sales at fixed prices, derivatives transactions were implemented to convert into floating prices the contracts with clients that required a fixed price, in order to keep nickel revenues exposed to nickel price fluctuations. Those operations are usually implemented through the purchase of nickel forwards.

In the operational protection program for the purchase of raw materials and products, derivatives transactions were implemented, usually through the sale of nickel and copper forward or futures, in order to reduce the mismatch between the pricing period of purchases (concentrate, cathode, sinter, scrap and others) and the pricing period of the final product sales to the clients.

The derivative transactions are negotiated at London Metal Exchange or over-the-counter and the protected item is part of Vale’s revenues and costs linked to nickel and copper prices. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to nickel and copper prices changes.

							Financial Settlement
	Notional(ton)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2017	December 31, 2016	Sold	(US$/ton)	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2017	2017	2018

Fixed price sales protection
Nickel forwards	11.133	11.615	B	9.981	0	(1)	(1)	3	(2)	2

Raw material purchase protection
Nickel forwards	89	134	S	10.679	0,04	0,11	0,07	0,03	0,04	—
Copper forwards	656	441	S	5.999	0,04	(0,14)	(0,28)	0,04	0,04	—
Total					0,08	(0,03)			0,08	—

c)                            Silver Wheaton Corp. warrants

The company owns warrants of Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange. Such warrants configure American call options and were received as part of the payment regarding the sale of part of gold payable flows produced as a sub product from Salobo copper mine and some nickel mines in Sudbury.

							Financial Settlement		Fair value
	Notional (quantity)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	March 31, 2017	December 31, 2016	Sold	(US$/share)	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2017	2023

Call options	10.000.000	10.000.000	B	44	50	44	—	5	50

d)                           Debentures convertible into shares of Valor da Logística Integrada (“VLI”)

The company has debentures in which lenders have the option to convert the outstanding debt into a specified quantity of shares of VLI owned by the company.

							Financial Settlement		Fair value
	Notional (quantity)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	March 31, 2017	December 31, 2016	Sold	(R$/share)	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2017	2027

Conversion options	140.239	140.239	S	8.448	(68)	(72)	—	5	(68)

e)                            Options related to Minerações Brasileiras Reunidas S.A. (“MBR”) shares

The Company entered into a contract that has options related to MBR shares. Under certain restrict and contingent conditions, which are beyond the buyer’s control, such as illegality due to changes in the law, the contract has a clause that gives the buyer the right to sell back its stake to the Company. It this case, the Company could settle through cash or shares. On the other hand, the Company has the right to buy back this non-controlling interest in the subsidiary.

							Financial Settlement		Fair value
	Notional (quantity, in millions)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	March 31, 2017	December 31, 2016	Sold	(R$/share)	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2017	2017+

Options	2.139	2.139	B/S	1,8	151	121	—	12	151

f)                             Embedded derivatives in contracts

The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

							Financial Settlement		Fair value
	Notional(ton)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	March 31, 2017	December 31, 2016	Sold	(US$/ton)	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2017	2017

Nickel forwards	4.858	5.626	S	10.232	(0,01)	0,35			(0,01)
Copper forwards	2.276	3.684	S	5.835	(0,03)	1,54			(0,03)
Total					(0,04)	1,88	—	1,87	(0,04)

The Company has also a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if the Company’s pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative.

							Financial Settlement
	Notional(volume/month)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2017	December 31, 2016	Sold	(US$/ton)	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2017	2017	2018+

Call options	746.667	746.667	S	233	(3,7)	(2,0)	—	2,2	(0,05)	(3,7)

In August 2014 the Company sold part of its stake in Valor da Logística Integrada (“VLI”) to an investment fund managed by Brookfield Asset Management (“Brookfield”). The sales contract includes a clause that establishes, under certain conditions, a minimum return guarantee on Brookfield’s investment. This clause is considered an embedded derivative, with payoff equivalent to that of a put option.

							Financial Settlement		Fair value
	Notional (quantity)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	March 31, 2017	December 31, 2016	Sold	(US$/ton)	March 31, 2017	December 31, 2016	March 31, 2017	March 31, 2017	2027

Put option	1.105.070.863	1.105.070.863	S	3,07	(190)	(182)	—	16	(190)

For sensitivity analysis of derivative financial instruments, Financial counterparties’ ratings and market curves, see note 27.

21.                               Provisions

	Current liabilities		Non-current liabilities
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Payroll and related charges	447	725	—	—
Onerous contracts	78	101	453	473
Environment Restoration	10	10	115	111
Asset retirement obligations	38	47	2,601	2,472
Provisions for litigation (note 22 (a))	—	—	872	839
Employee postretirement obligations (note 23)	78	69	1,897	1,853
Provisions	651	952	5,938	5,748

22.          Litigation

a)   Provision for litigation

Vale is party to labor, civil, tax and other ongoing lawsuits, at administrative and court levels. Provisions for losses resulting from lawsuits are estimated and updated by the Company, based on analysis from the Company’s legal consultants.

Changes in provision for litigation are as follows:

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2016	214	84	534	7	839
Additions	—	14	44	3	61
Reversals	—	(21)	(26)	(2)	(49)
Payments	1	(6)	(19)	—	(24)
Indexation and interest	8	7	11	(2)	24
Translation adjustment	2	3	16	—	21
Balance at March 31, 2017	225	81	560	6	872

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2015	269	79	454	20	822
Additions	3	12	44	2	61
Reversals	(9)	(4)	(17)	(2)	(32)
Payments	(62)	(18)	(24)	—	(104)
Indexation and interest	2	24	3	1	30
Translation adjustment	15	10	45	2	72
Additions and reversals of discontinued operations	—	—	2	—	2
Balance at March 31, 2016	218	103	507	23	851

b)   Contingent liabilities

Contingent liabilities of administrative and judicial claims, with expectation of loss classified as possible, and for which the recognition of a provision is not considered necessary by the Company, based on legal advice are as follows:

	March 31, 2017	December 31, 2016

Tax litigation	8,635	7,636
Civil litigation	2,441	1,502
Labor litigation	2,568	2,418
Environmental litigation	1,987	1,871
Total	15,631	13,427

i - Tax litigation - Our most significant tax-related contingent liabilities result from disputes related to (i) the deductibility of our payments of social security contributions on the net income (CSLL) from our taxable income, (ii) challenges of certain tax credits we deducted from our PIS and COFINS payments, (iii) assessments of CFEM (royalties), and (iv) charges of value-added tax on services and circulation of goods (ICMS), especially relating to certain tax credits we claimed from the sale and transmission of energy, ICMS charges to anticipate the payment in the entrance of goods to Pará State, ICMS charges on our own transportation costs and challenges to other tax credits we claimed.  The changes reported in the period resulted, mainly, from new proceedings related to PIS, COFINS, ICMS, CFEM; interest and inflation adjustments in the amounts in dispute.

ii - Civil litigation - Most of those claims have been filed by suppliers for indemnification under construction contracts, primarily relating to certain alleged damages, payments and contractual penalties. A number of other claims related to contractual disputes regarding inflation index.

iii - Labor litigation - Represents individual claims by employees and service providers, primarily involving demands for additional compensation for overtime work, time spent commuting or health and safety conditions; and the Brazilian federal social security administration (“INSS”) regarding contributions on compensation programs based on profits.

iv - Environmental litigation - The most significant claims concern alleged procedural deficiencies in licensing processes, non-compliance with existing environmental licenses or damage to the environment.

c)   Judicial deposits

In addition to the provisions and contingent liabilities, the Company is required by law to make judicial deposits to secure a potential adverse outcome of certain lawsuits. These court-ordered deposits are monetarily adjusted and reported as non-current assets until a judicial decision to draw the deposit occurs.

	March 31, 2017	December 31, 2016
Tax litigation	204	193
Civil litigation	51	62
Labor litigation	718	691
Environmental litigation	17	16
Total	990	962

d)   Others

For contingencies related to Samarco Mineração S.A., see note 17.

23.          Employee postretirement obligations

Reconciliation of assets and liabilities recognized in the statement of financial position

	2017			2016
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Movements of assets ceiling
Balance at January 1st,	1,351	—	—	961	—	—
Interest income	40	—	—	33	—	—
Changes on asset ceiling and onerous liability	235	—	—	228	—	—
Translation adjustment	37	—	—	118	—	—
Balance at March 31,	1,663	—	—	1,340	—	—

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(3,424)	(4,135)	(1,330)	(2,741)	(3,930)	(1,314)
Fair value of assets	5,087	3,490	—	4,081	3,216	—
Effect of the asset ceiling	(1,663)	—	—	(1,340)	—	—
Liabilities	—	(645)	(1,330)	—	(714)	(1,314)

Current liabilities	—	(17)	(61)	—	(20)	(51)
Non-current liabilities	—	(628)	(1,269)	—	(694)	(1,263)
Liabilities	—	(645)	(1,330)	—	(714)	(1,314)

24.                     Stockholders’ equity

a)   Share capital

At March 31, 2017 and December 31, 2016, the share capital was US$61,614 corresponding to 5,244,316,120 shares issued and fully paid without par value.

	March 31, 2017
	ON	PNA	Total
Stockholders
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	769,338,504	595,349,634	1,364,688,138
FMP - FGTS	66,978,990	—	66,978,990
PIBB - Fund	1,258,427	1,727,321	2,985,748
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	261,953,860	806,281,955	1,068,235,815
Institutional investors	121,649,671	160,580,883	282,230,554
Retail investors in Brazil	41,659,621	317,256,849	358,916,470
Shares outstanding	3,185,653,000	1,967,721,926	5,153,374,926
Shares in treasury	31,535,402	59,405,792	90,941,194
Total issued shares	3,217,188,402	2,027,127,718	5,244,316,120

Amounts per class of shares (in millions)	38,525	23,089	61,614

Total authorized shares	3,600,000,000	7,200,000,000	10,800,000,000

b)   New stockholders’ agreement

On February 20, 2017 the Company announced that a new shareholders’ agreement was filed at the Company’s headquarters, executed by Litel Participações S.A., Litela Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A. — BNDESPAR, as shareholders of Valepar S.A. (“Valepar”), jointly referred to as “Shareholders”, which shall enter into force after the expiration of Valepar’s current Shareholders’ Agreement on May 10, 2017.

In March 31, 2017, there are no changes in the new shareholders’ agreement compared to those disclosed in the financial statements for the year ended December 31, 2016.

c)   Remuneration to the Company’s stockholders

In April 2017 (subsequent event), the Annual General Meeting approved the payment of shareholder remuneration for the year of 2016, in the amount of R$4,667 (US$1,473). Accordingly, the amount of R$2,065 (US$652) related to the Profit Reserve “Additional Remuneration Reserve”, that was recorded in December 31, 2016 will be used to the payment of interest on capital, in addition to the amount of R$2,602 (US$821), already recorded in the current liabilities.

25.          Related parties

Transactions with related parties are made by the Company at arm´s-length, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale enters into contracts with related parties (associates, joint ventures and stockholders), related to the sale and purchase of products and services, loans, derivatives, leasing of assets, sale of raw material and railway transportation services.

The balances of these related party transactions and their effects on the interim financial statements are as follows:

	Assets
	March 31, 2017				December 31, 2016
	Cash and cash equivalents	Derivative financial instruments	Accounts receivable	Related parties	Cash and cash equivalents	Derivative financial instruments	Accounts receivable	Related parties
Banco Bradesco S.A.	801	365	—	—	522	324	—	—
Banco do Brasil S.A.	206	28	—	—	57	34	—	—
Companhia Coreano-Brasileira de Pelotização	—	—	—	5	—	—	—	5
Companhia Hispano-Brasileira de Pelotização	—	—	1	—	—	—	1	—
Companhia Ítalo-Brasileira de Pelotização	—	—	—	8	—	—	—	8
Companhia Nipo-Brasileira de Pelotização	—	—	—	15	—	—	—	15
Companhia Siderúrgica do Pecem	—	—	74	—	—	—	37	—
Consórcio de Rebocadores da Baia de São Marcos	—	—	13	—	—	—	10	—
Mitsui & Co., Ltd.	—	—	2	—	—	—	4	—
MRS Logística S.A.	—	—	—	25	—	—	—	24
Nacala BV (i)	—	—	—	4,491	—	—	—	—
VLI	—	—	152	20	—	—	9	12
Others	—	—	54	25	—	—	46	9
Total	1,007	393	296	4,589	579	358	107	73

(i) Refers to the balances after the sale of Nacala Corridor business.

	Liabilities
	March 31, 2017				December 31, 2016
	Derivative financial instruments	Others liabilities	Related parties	Loans and borrowings	Derivative financial instruments	Others liabilities	Related parties	Loans and borrowings
Aliança Geração de Energia S.A.	—	31	20	—	—	16	38	—
Banco Bradesco S.A.	250	—	—	—	250	—	—	6
Banco do Brasil S.A.	33	—	—	2,606	45	—	—	2,568
BNDES	68	—	—	4,390	72	—	—	4,432
BNDES Participações S.A.	—	—	—	434	—	—	—	414
Companhia Coreano-Brasileira de Pelotização	—	36	47	—	—	3	59	—
Companhia Hispano-Brasileira de Pelotização	—	31	57	—	—	39	14	—
Companhia Ítalo-Brasileira de Pelotização	—	15	91	—	—	—	99	—
Companhia Nipo-Brasileira de Pelotização	—	66	127	—	—	3	146	—
Ferrovia Centro-Atlântica S.A.	—	1	85	—	—	—	83	—
Mitsui & Co., Ltd.	—	31	—	—	—	17	—	—
MRS Logística S.A.	—	17	—	—	—	25	—	—
Nacala BV (i)	—	57	—	—	—	—	—	—
Pangea Emirates Ltd Mitsui (i)	—	—	1,085	—	—	—	—	—
Sumic Nickel Netherland B.V	—	—	353	—	—	—	353	—
VLI	—	3	110	—	—	3	—	—
Others	—	47	19	—	—	38	7	—
Total	351	335	1,994	7,430	367	144	799	7,420

(i) Refers to the balances after the sale of Nacala Corridor business.

	Three months period ended March 31,
	2017			2016
	Net operating revenue	Costs and expenses	Financial result	Net operating revenue	Costs and expenses	Financial result
Aliança Geração de Energia S.A.	3	(23)	—	—	—	—
Banco Bradesco S.A. (i)	—	—	42	—	—	(18)
Banco do Brasil S.A. (i)	—	—	(66)	—	—	(36)
Baovale Mineração S.A.	—	(4)	—	—	(3)	—
BNDES (i)	—	—	(54)	—	—	(46)
BNDES Participações S.A. (i)	—	—	(7)	—	—	(6)
California Steel Industries, Inc.	36	—	—	—	—	—
Companhia Coreano-Brasileira de Pelotização	—	(34)	(2)	—	(18)	—
Companhia Hispano-Brasileira de Pelotização	—	(29)	(1)	—	(10)	—
Companhia Ítalo-Brasileira de Pelotização	—	(18)	(3)	—	(10)	—
Companhia Nipo-Brasileira de Pelotização	—	(61)	(4)	—	(33)	—
Companhia Siderúrgica do Pecem	76	(47)	—	17	—	—
Ferrovia Centro Atlântica S.A.	8	(9)	—	8	(5)	—
Ferrovia Norte Sul S.A.	4	—	—	5	—	—
Mitsui & Co., Ltd.	30	(5)	—	20	—	—
MRS Logística S.A.	—	(113)	—	—	(63)	—
Samarco Mineração S.A.	14	—	(2)	—	—	—
VLI	70	—	—	56	—	—
Others	6	(1)	(9)	9	(8)	1
Total	247	(344)	(106)	115	(150)	(105)

(i) Does not include exchange rate variation.

26.       Commitments

a)    Participative stockholders’ debentures

At April, 2017 (subsequent event), the Company has paid the semiannual remuneration to stockholders debentures the amount of R$241 (US$77).

b) Guarantees provided

As of March 31, 2017, corporate guarantees provided by Vale (within the limit of its direct or indirect interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. totaled US$378 and US$1,470 respectively.

27.       Additional information about derivatives financial instruments

a) Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

•  Scenario I: fair value calculation considering market prices as of March 31, 2017

•  Scenario II: fair value estimated considering a 25% deterioration in the associated risk variables

•  Scenario III: fair value estimated considering a 50% deterioration in the associated risk variables

Instrument	Instrument’s main risk events	Scenario 1	Scenario II	Scenario III

CDI vs. US$ fixed rate swap	R$ depreciation	(58)	(597)	(1.135)
	US$ interest rate inside Brazil decrease	(58)	(66)	(75)
	Brazilian interest rate increase	(58)	(60)	(61)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

TJLP vs. US$ fixed rate swap	R$ depreciation	(482)	(913)	(1.344)
	US$ interest rate inside Brazil decrease	(482)	(503)	(526)
	Brazilian interest rate increase	(482)	(525)	(566)
	TJLP interest rate decrease	(482)	(518)	(554)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

TJLP vs. US$ floating rate swap	R$ depreciation	(53)	(86)	(119)
	US$ interest rate inside Brazil decrease	(53)	(56)	(58)
	Brazilian interest rate increase	(53)	(57)	(60)
	TJLP interest rate decrease	(53)	(56)	(59)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	10	(78)	(166)
	US$ interest rate inside Brazil decrease	10	(1)	(13)
	Brazilian interest rate increase	10	(16)	(39)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

IPCA vs. US$ fixed rate swap	R$ depreciation	(38)	(152)	(265)
	US$ interest rate inside Brazil decrease	(38)	(45)	(52)
	Brazilian interest rate increase	(38)	(62)	(83)
	IPCA index decrease	(38)	(50)	(61)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

IPCA vs. CDI swap	Brazilian interest rate increase	54	14	(22)
	IPCA index decrease	54	34	15
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(34)	(15)

EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	(41)	(202)	(364)
	Euribor increase	(41)	(47)	(54)
	US$ Libor decrease	(41)	(59)	(79)
Protected item: EUR denominated debt	EUR depreciation	n.a.	202	364

Instrument	Instrument’s main risk events	Scenario 1	Scenario II	Scenario III

Bunker Oil protection
Forwards and options	Bunker Oil pries decrease	42	(43)	(176)
Protected item: Part of costs linked to bunker oil prices	Bunker Oil price decrease	n.a.	43	176

Nickel sales fixed price protection
Forwards	Nickel price decrease	0	(23)	(47)
Protected item: Part of nickel revenues with fixed prices	Nickel price fluctuation	n.a.	23	47

Purchase protection program
Nickel forwards	Nickel price increase	0,0	(0,2)	(0,4)
Protected item: Part of costs linked to nickel prices	Nickel price increase	n.a.	0,2	0,4

Copper forwards	Copper price increase	0,0	(0,4)	(0,8)
Protected item: Part of costs linked to copper prices	Copper price increase	n.a.	0,4	0,8

SLW warrants	SLW stock price decrease	50	27	10

Conversion options - VLI	VLI stock value increase	(69)	(104)	(146)

Options- MBR	MBR stock value decrease	151	73	33

Instrument	Main risks	Scenario 1	Scenario II	Scenario III

Embedded derivatives-Raw material purchase (nickel)	Nickel price increase	(0,0)	(12)	(25)
Embedded derivatives-Raw material purchase (copper)	Copper price increase	(0)	(3)	(7)
Embedded derivatives-Gas purchase	Pellet price increase	(4)	(7)	(13)
Embedded derivatives-Guaranteed minimum return (VLI)	VLI stock value decrease	(194)	(323)	(507)

b)             Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency published by agencies Moody’s and S&P regarding the main financial institutions that we had outstanding positions as of March 31, 2017.

Long term ratings by counterparty	Moody’s	S&P
ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Bradesco	Ba3	BB
Banco de Credito del Peru	Baal	BBB
Banco do Brasil	Ba3	BB
Banco do Nordeste	Ba3	BB
Banco Safra	Ba3	BB
Banco Santander	A3	A-
Banco Votorantim	Ba3	BB
Bank of America	Baal	BBB+
Bank of China	Al	A
Bank of Nova Scotia	Aa3	A+
Bank of Tokyo Mitsubishi UFJ	Al	A
Banpara	Ba3	BB-
Barclays	Baa2	BBB
BNP Paribas	Al	A
BTG Pactual	Ba3	BB-
Caixa Economica Federal	Ba3	BB
Citigroup	Baal	BBB+
Deutsche Bank	A3	A-
Goldman Sachs	A3	BBB+
HSBC	Al	A
Intesa Sanpaolo Spa	A3	BBB-
Itau Unibanco	Ba3	BB
JP Morgan Chase & Co	A3	A-
Macquarie Group Ltd	A3	BBB
Morgan Stanley	A3	BBB+
National Australia Bank NAB	Aa2	AA-
Societe Generale	A2	A
Standard Bank Group	Baa3	—
Standard Chartered	Al	BBB+

c)         Market curves

The curves used on the pricing of derivatives instruments were developed based on data from BM&F, Central Bank of Brazil, London Metals Exchange and Bloomberg.

(i)       Products

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	9.875	SEP17	10.084	MAR18	10.198
APR17	9.987	OCT17	10.106	MAR19	10.393
MAY17	10.006	NOV17	10.125	MAR20	10.561
JUN17	10.026	DEC17	10.143	MAR21	10.692
JUL17	10.046	JAN18	10.163
AUG17	10.065	FEB18	10.179

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	2,65	SEP17	2,66	MAR18	2,66
APR17	2,64	OCT17	2,66	MAR19	2,66
MAY17	2,65	NOV17	2,66	MAR20	2,65
JUN17	2,65	DEC17	2,66	MAR21	2,65
JUL17	2,65	JAN 18	2,66
AUG17	2,65	FEB18	2,66

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	294	SEP17	297	MAR18	294
APR17	295	OCT17	296	MAR19	289
MAY17	297	NOV17	296	MAR20	288
JUN17	297	DEC17	295	MAR21	288
JUL17	297	JAN18	295
AUG17	297	FEB18	295

(ii)   Foreign exchange and interest rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/17	8,90	03/01/18	2,75	04/01/20	3,25
06/01/17	5,56	04/02/18	2,73	07/01/20	3,35
07/03/17	4,18	05/02/18	2,71	10/01/20	3,46
08/01/17	3,72	07/02/18	2,70	01/04/21	3,56
09/01/17	3,29	10/01/18	2,71	04/01/21	3,65
10/02/17	3,10	01/02/19	2,79	07/01/21	3,74
11/01/17	2,96	04/01/19	2,85	10/01/21	3,81
12/01/17	2,89	07/01/19	2,94	01/03/22	3,93
01/02/18	2,84	10/01/19	3,03	01/02/23	4,29
02/01/18	2,80	01/02/20	3,16	01/02/24	4,58

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0,98	6M	1,30	11M	1,37
2M	1,03	7M	1,33	12M	1,38
3M	1,15	8M	1,34	2Y	1,64
4M	1,23	9M	1,35	3Y	1,85
5M	1,27	10M	1,37	4Y	2,02

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/17	7,50	03/01/18	7,50	04/01/20	7,50
06/01/17	7,50	04/02/18	7,50	07/01/20	7,50
07/03/17	7,50	05/02/18	7,50	10/01/20	7,50
08/01/17	7,50	07/02/18	7,50	01/04/21	7,50
09/01/17	7,50	10/01/18	7,50	04/01/21	7,50
10/02/17	7,50	01/02/19	7,50	07/01/21	7,50
11/01/17	7,50	04/01/19	7,50	10/01/21	7,50
12/01/17	7,50	07/01/19	7,50	01/03/22	7,50
01/02/18	7,50	10/01/19	7,50	01/02/23	7,50
02/01/18	7,50	01/02/20	7,50	01/02/24	7,50

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/17	11,61	03/01/18	9,72	04/01/20	9,75
06/01/17	11,35	04/02/18	9,66	07/01/20	9,80
07/03/17	10,96	05/02/18	9,62	10/01/20	9,85
08/01/17	10,74	07/02/18	9,56	01/04/21	9,88
09/01/17	10,49	10/01/18	9,51	04/01/21	9,93
10/02/17	10,30	01/02/19	9,50	07/01/21	9,97
11/01/17	10,13	04/01/19	9,54	10/01/21	10,00
12/01/17	9,98	07/01/19	9,58	01/03/22	10,01
01/02/18	9,87	10/01/19	9,64	01/02/23	10,11
02/01/18	9,77	01/02/20	9,69	01/02/24	10,16

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/17	5,86	03/01/18	4,08	04/01/20	4,46
06/01/17	5,62	04/02/18	4,02	07/01/20	4,48
07/03/17	5,25	05/02/18	4,05	10/01/20	4,50
08/01/17	5,04	07/02/18	4,13	01/04/21	4,50
09/01/17	4,80	10/01/18	4,24	04/01/21	4,52
10/02/17	4,62	01/02/19	4,28	07/01/21	4,54
11/01/17	4,46	04/01/19	4,35	10/01/21	4,55
12/01/17	4,32	07/01/19	4,38	01/03/22	4,55
01/02/18	4,21	10/01/19	4,42	01/02/23	4,62
02/01/18	4,12	01/02/20	4,43	01/02/24	4,65

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	-0,39	6M	-0,26	11M	-0,22
2M	-0,37	7M	-0,25	12M	-0,22
3M	-0,36	8M	-0,24	2Y	-0,13
4M	-0,31	9M	-0,23	3Y	-0,04
5M	-0,28	10M	-0,23	4Y	0,07

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0,91	6M	1,11	11M	0,55
2M	0,93	7M	0,94	12M	0,50
3M	0,94	8M	0,81	2Y	1,11
4M	1,03	9M	0,71	3Y	1,27
5M	1,08	10M	0,62	4Y	1,40

Currencies-Ending rates

CAD/US$	0,7506	US$/BRL	3,1684	EUR/US$	1,0704

Members of the Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Fernando Jorge Buso Gomes
Gueitiro Matsuo Genso	Dan Antonio Marinho Conrado
Chairman	Eduardo de Oliveira Rodrigues Filho
Denise Pauli Pavarina
Fernando Jorge Buso Gomes	Clarissa Lins
Vice-President
Fiscal Council
Dan Antonio Marinho Conrado
Marcel Juviniano Barros	Marcelo Amaral Moraes
Eduardo Refinetti Guardia	Chairman
Denise Pauli Pavarina
Shinichiro Omachi	Eduardo Cesar Pasa
Oscar Augusto de Camargo Filho	Raphael Manhães Martins
Eduardo de Salles Bartolomeo	Robert Juenemann
Lucio Azevedo	Marcus Vinícius Dias Severini

Alternate	Alternate
Gilberto Antonio Vieira	Sergio Mamede Rosa do Nascimento
Moacir Nachbar Junior	Bernardo Zito Porto
Arthur Prado Silva	Gaspar Carreira Júnior
Francisco Ferreira Alexandre
Robson Rocha
Luiz Mauricio Leuzinger	Executive Officers
Yoshitomo Nishimitsu
Eduardo de Oliveira Rodrigues Filho	Murilo Pinto de Oliveira Ferreira
Raimundo Nonato Alves Amorim	Chief Executive Officer

Clovis Torres Junior
Advisory Committees of the Board of Directors	Executive Officer (Human Resources, Health & Safety, Sustainability, Energy, Mergers and Acquisitions, Governance, Corporate Integrity, Legal and Tax)

Controlling Committee	Luciano Siani Pires
Moacir Nachbar Junior	Executive Officer (Finance and Investors Relations)
Arthur Prado Silva
Oswaldo Mário Pego de Amorim Azevedo	Roger Allan Downey
Jorge Roberto Manoel	Executive Officer (Fertilizers, Coal and Strategy)

Executive Development Committee	Gerd Peter Poppinga
Oscar Augusto de Camargo Filho	Executive Officer (Ferrous)
Marcel Juviniano Barros
Fernando Jorge Buso Gomes	Humberto Ramos de Freitas
Gueitiro Matsuo Genso	Executive Officer (Logistics and Mineral Research)
Ana Silvia Matte
Jennifer Anne Maki
Strategic Committee	Executive Officer (Base Metals)
Murilo Pinto de Oliveira Ferreira
Gueitiro Matsuo Genso
Fernando Jorge Buso Gomes
Oscar Augusto de Camargo Filho	Rogerio Nogueira
Global Controller Director

Finance Committee	Murilo Muller
Gilmar Dalilo Cezar Wanderley	Controllership Director
Fernando Jorge Buso Gomes
Eduardo de Oliveira Rodrigues Filho	Dioni Brasil
Eduardo de Salles Bartolomeo	Accounting Manager
Eduardo Refinetti Guardia	TC-CRC-RJ 083305/O-8

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Andre Figueiredo
Date: April 27, 2017		Andre Figueiredo
Director of Investor Relations